SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF APRIL 2003

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                                IXOS SOFTWARE AG
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                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

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           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _x_ Form 40-F ___


           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No_x_



  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____



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                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           Date: April 11, 2003



                                               IXOS SOFWARE AKTIENGESELLSCHAFT


                                                  By /s/ Robert Hoog
                                                     ---------------------------
                                                     Robert Hoog
                                                     Chief Executive Officer
                                                     and

                                                  By /s/Peter Rau
                                                    ----------------------------
                                                     Peter Rau
                                                     Chief Financial Officer

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IXOS' Decline in License Business Impacts Revenues and EBIT in Q3
2002/2003

    MUNICH & GRASBRUNN, Germany--(BUSINESS WIRE)--April 11, 2003--Based on preliminary and unaudited results, IXOS SOFTWARE AG generated consolidated revenues of approx. EUR31.5 million (previous year: EUR32.1 million) in the third quarter of fiscal year 2002/2003 (31.3.) approximately matching last year's performance.
    Particularly towards the end of the quarter, growing economic and political uncertainties prompted customers to refrain from already scheduled purchase decisions.
    These purchase restraints caused a decline in license revenue of approx. 20% in Q3, which had a direct impact on the Group's consolidated operating result. At the same time, the acquisition of Obtree Technologies Inc. and the operating business of PowerWork AG resulted in planned one-time charges of around EUR3.0 million. These one-time charges include the depreciation of capitalized hidden reserves, integration cost, as well as start-up expenditures for the sales, service and support infrastructure of the workflow and content management business. Therefore, IXOS is expecting an operating loss of approx. EUR2.5 million (previous year: EUR2.6 million) in Q3 2002/2003. On a like-for-like basis, the Group would have generated an operating profit.
    Despite these short-term charges to earnings, IXOS' Executive Board believes that the Group will achieve an operating profit in the following quarter.
    IXOS will publish a full disclosure of Q3 and 9 month results for fiscal year 2002/2003 on May 6 2003 prior to the start of stock exchange trading.

    CONTACT: IXOS Software AG
             IXOS IR Hotline: ++49 89 4629 2400

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